Mail Stop 6010

September 20, 2006

Mr. Paul Yeh
Associate Vice President – Finance Center
Macronix International Co., Ltd.
No. 16 Li-Hsin Road
Science Park
Hsinchu, Taiwan, Republic of China

      RE: Macronix International Co., Ltd.
              Form 20-F for the fiscal year ended December 31, 2005
              File No. 000-27884

Dear Mr. Yeh,

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

      Sincerely,

      Martin F. James
      Senior Assistant Chief Accountant